STATEMENT OF INVESTMENTS

Dreyfus High Yield Strategies Fund
December 31, 2006 (Unaudited)

Bonds and Notes--140.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.6%				
Lamar Media,				
Gtd. Notes	6.63	8/15/15	675,000	672,469
R.H. Donnelley,				
Gtd. Notes	10.88	12/15/12	690,000	755,550
R.H. Donnelley Finance I,				
Gtd. Notes	10.88	12/15/12	551,000 a,b	603,345
				2,031,364
Aerospace & Defense--2.1%				
Alliant Techsystems,				
Gtd. Notes	6.75	4/1/16	915,000	917,288
Argo-Tech,				
Sr. Notes	9.25	6/1/11	1,182,000 b	1,282,470
B/E Aerospace,				
Sr. Sub. Notes, Ser. B	8.88	5/1/11	1,239,000 b	1,288,560
DRS Technologies,				
Sr. Sub. Notes	6.88	11/1/13	438,000	443,475
L-3 Communications,				
Bonds	3.00	8/1/35	550,000 a	580,250
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	1,400,000 b	1,393,000
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	1,050,000 b	1,092,000
				6,997,043
Agricultural--.5%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	1,430,000 b	**1,530,100**
Airlines--.4%				
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	1,153,705 b	**1,275,565**
Automobile Manufacturers--.8%				
Ford Motor,				
Bonds	6.50	8/1/18	1,785,000	1,356,600
Ford Motor,				
Notes	7.45	7/16/31	1,485,000	1,173,150
				2,529,750
Automotive, Trucks & Parts--1.8%				
Cooper-Standard Automotive,				
Gtd. Notes	8.38	12/15/14	525,000	416,063
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	2,000,000 b	2,105,000
Tenneco Automotive,				
Gtd. Note	8.63	11/15/14	1,535,000	1,573,375
United Components,				
Sr. Sub. Notes	9.38	6/15/13	1,745,000 b	1,814,800
				5,909,238
Banks--1.8%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	3,620,000 b	3,638,100
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	8.00	3/15/09	750,000	780,622

Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	9.38	6/1/11	1,000,000	1,129,583
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	325,000 a,c	325,191
				5,873,496

Building & Construction--3.0%

Beazer Homes USA,				
Gtd. Notes	6.88	7/15/15	2,000,000 b	1,970,000
D.R. Horton,				
Gtd. Notes	8.50	4/15/12	2,600,000 b	2,721,631
Goodman Global Holdings,				
Sr. Sub. Notes	7.88	12/15/12	438,000	432,525
Goodman Global Holdings,				
Sr. Notes, Ser. B	8.36	6/15/12	1,596,000 b,c	1,623,930
Nortek,				
Sr. Sub. Notes	8.50	9/1/14	1,319,000 b	1,299,215
Standard-Pacific,				
Sr. Notes	6.50	8/15/10	1,600,000 b	1,572,000
Texas Industries,				
Sr. Unscd. Notes	7.25	7/15/13	250,000	255,000
				9,874,301

Chemicals--6.7%

Airgas,				
Sr. Sub. Notes	6.25	7/15/14	1,300,000 b	1,261,000
CPG International I,				
Sr. Unscd. Notes	10.50	7/1/13	1,325,000 b	1,356,469
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	1,460,000 b	1,558,550
Huntsman,				
Gtd. Notes	11.63	10/15/10	909,000 b	997,628
Huntsman International,				
Gtd. Notes	9.88	3/1/09	270,000	279,450
Ineos Group Holdings,				
Sr. Sub. Notes	8.50	2/15/16	2,900,000 a	2,784,000
Lyondell Chemical,				
Gtd. Notes	8.00	9/15/14	1,615,000	1,683,637
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	4,508,000 b	4,795,385
Nova Chemicals,				
Sr. Notes	6.50	1/15/12	1,170,000 b	1,114,425
Nova Chemicals,				
Sr. Unscd. Notes	8.50	11/15/13	1,200,000 c	1,206,000
Rhodia,				
Sr. Notes	10.25	6/1/10	2,895,000 b	3,314,775
Rockwood Specialties Group,				
Sr. Sub. Notes	10.63	5/15/11	1,006,000 b	1,076,420
Westlake Chemical,				
Gtd. Notes	6.63	1/15/16	675,000	656,437
				22,084,176

Commercial & Professional Services--3.0%

Brickman Group,				
Gtd. Notes, Ser. B	11.75	12/15/09	888,000 b	947,940
Corrections Corp. of America,				
Gtd. Notes	6.25	3/15/13	2,475,000 b	2,465,719
Education Management,				
Sr. Notes	8.75	6/1/14	1,100,000 a	1,144,000
Education Management,				
Sr. Sub. Notes	10.25	6/1/16	1,600,000 a,b	1,700,000

Hertz,					
Sr. Notes		8.88	1/1/14	1,085,000 [a]	1,141,962
Hertz,					
Sr. Sub. Notes		10.50	1/1/16	500,000 [a]	552,500
Service Corp. International,					
Sr. Notes		7.00	6/15/17	660,000	671,550
Williams Scotsman,					
Gtd. Notes		8.50	10/1/15	1,080,000 [b]	1,132,650
					9,756,321
Commercial Mortgage Pass-Through Ctfs.--.4%					
Global Signal Trust,					
Ser. 2006-1, Cl. F		7.04	2/15/36	1,210,000 [a]	**1,231,749**
Consumer Products--1.2%					
Chattem,					
Sr. Sub. Notes		7.00	3/1/14	1,455,000	1,440,450
Playtex Products,					
Gtd. Notes		9.38	6/1/11	2,264,000 [b]	2,371,540
					3,811,990
Diversified Financial Services--12.8%					
BCP Crystal U.S. Holdings,					
Sr. Sub. Notes		9.63	6/15/14	2,280,000 [b]	2,530,800
C & M Finance,					
Gtd. Notes		8.10	2/1/16	350,000 [a]	360,316
CCM Merger,					
Notes		8.00	8/1/13	1,325,000 [a]	1,301,813
Consolidated Communications					
Illinois/Texas Holdings, Sr.					
Notes		9.75	4/1/12	747,000 [b]	803,025
E*TRADE FINANCIAL,					
Sr. Notes		8.00	6/15/11	400,000	420,000
FCE Bank,					
Notes	EUR	4.72	9/30/09	3,615,000 [c,d]	4,668,149
FINOVA Group,					
Notes		7.50	11/15/09	1,996,000 [b]	588,820
Ford Motor Credit,					
Notes		5.63	10/1/08	1,650,000 [b]	1,620,955
Ford Motor Credit,					
Sr. Unscd. Notes		8.00	12/15/16	950,000 [b]	940,328
Ford Motor Credit,					
Sr. Unscd. Notes		8.63	11/1/10	1,650,000	1,699,807
Ford Motor Credit,					
Sr. Unscd. Notes		9.75	9/15/10	2,284,000 [a,b]	2,431,622
General Motors Acceptance					
International Finance, Gtd.					
Notes	EUR	4.38	10/31/07	2,000,000 [d]	2,632,438
GMAC,					
Sr. Unsub. Notes	EUR	5.38	6/6/11	1,140,000 [d]	1,520,674
GMAC,					
Notes		6.13	1/22/08	1,515,000 [b]	1,512,059
GMAC,					
Notes		7.75	1/19/10	3,435,000 [b]	3,597,719
Idearc,					
Sr. Notes		8.00	11/15/16	3,455,000 [a]	3,524,100
K & F Acquisition,					
Gtd. Notes		7.75	11/15/14	560,000	579,600
Kansas City Southern Railway,					
Gtd. Notes		7.50	6/15/09	790,000	800,862
Kaupthing Bank,					

Notes	7.13	5/19/16	5,175,000 a	5,498,427
Leucadia National,				
Sr. Notes	7.00	8/15/13	1,725,000 b	1,759,500
Nell,				
Gtd. Notes	8.38	8/15/15	1,280,000 a,b	1,321,600
Stena,				
Sr. Notes	7.50	11/1/13	1,170,000 b	1,161,225
UCI Holdco,				
Sr. Notes	12.37	12/15/13	1,075,000 a,c	1,050,812
				42,324,651
Diversified Metals & Mining--2.6%				
Consol Energy,				
Gtd. Notes	7.88	3/1/12	3,182,000 b	3,372,920
CSN Islands IX,				
Gtd. Notes	10.50	1/15/15	1,315,000 a,b	1,538,550
Freeport-McMoRan Copper & Gold,				
Sr. Notes	6.88	2/1/14	975,000 b	999,375
Freeport-McMoRan Copper & Gold,				
Sr. Notes	10.13	2/1/10	1,000,000 b	1,056,250
Gibraltar Industries,				
Gtd. Notes, Ser. B	8.00	12/1/15	900,000 c	892,125
Southern Copper,				
Sr. Notes	6.38	7/27/15	650,000	664,654
				8,523,874
Electric Utilities--15.0%				
AES,				
Sr. Notes	8.88	2/15/11	2,375,000 b	2,559,062
AES,				
Sr. Notes	9.38	9/15/10	7,610,000 b	8,304,413
Allegheny Energy Supply,				
Sr. Unscd. Bonds	8.25	4/15/12	5,650,000 a,b,c	6,229,125
CMS Energy,				
Sr. Notes	9.88	10/15/07	1,601,000 b	1,659,036
Edison Mission Energy,				
Sr. Unscd. Notes	7.50	6/15/13	1,465,000	1,538,250
FPL Energy National Wind,				
Scd. Bonds	6.13	3/25/19	4,240,196 a,b	4,115,182
Mirant Americas Generation,				
Sr. Notes	8.30	5/1/11	2,975,000 b	3,064,250
Mirant North America,				
Gtd. Notes	7.38	12/31/13	4,335,000 b	4,421,700
MSW Energy Holdings/Finance,				
Scd. Notes	8.50	9/1/10	1,450,000 b	1,515,250
MSW Energy Holdings II/Finance II,				
Gtd. Notes, Ser. B	7.38	9/1/10	450,000	461,250
Nevada Power,				
Mortgage Notes	6.50	4/15/12	478,000 b	493,093
Nevada Power,				
Mortgage Notes, Ser. A	8.25	6/1/11	1,216,000	1,334,423
NRG Energy,				
Gtd. Notes	7.25	2/1/14	1,175,000	1,186,750
NRG Energy,				
Gtd. Notes	7.38	1/15/17	1,000,000	1,005,000
PSEG Energy Holdings,				
Sr. Notes	10.00	10/1/09	350,000	385,000
Reliant Energy,				
Scd. Notes	9.25	7/15/10	2,758,000 b	2,909,690
Reliant Energy,				

Scd. Notes		9.50	7/15/13	3,630,000 b	3,911,325
Sierra Pacific Resources,					
Sr. Notes		8.63	3/15/14	3,467,000 b	3,739,711
TECO Energy,					
Sr. Notes		6.75	5/1/15	525,000	551,250
					49,383,760
Environmental Control--2.3%					
Allied Waste North America,					
Sr. Notes, Ser. B		8.50	12/1/08	4,509,000 b	4,762,631
Allied Waste North America,					
Gtd. Notes, Ser. B		9.25	9/1/12	1,215,000 b	1,297,013
Geo Sub,					
Sr. Notes		11.00	5/15/12	840,000 b	814,800
WCA Waste,					
Gtd. Notes		9.25	6/15/14	765,000	803,250
					7,677,694
Food & Beverages--3.5%					
Dean Foods,					
Gtd. Notes		7.00	6/1/16	2,340,000 b	2,375,100
Del Monte,					
Sr. Sub. Notes		8.63	12/15/12	1,879,000 b,c	1,991,740
Dole Food,					
Sr. Notes		8.63	5/1/09	702,000 b,c	701,123
Dole Food,					
Debs.		8.75	7/15/13	665,000 c	648,375
Dole Food,					
Sr. Notes		8.88	3/15/11	475,000 b	470,250
Ingles Markets,					
Gtd. Notes		8.88	12/1/11	395,000	413,762
Smithfield Foods,					
Sr. Notes		7.00	8/1/11	1,500,000 b	1,522,500
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	2,375,000 b	2,422,500
Stater Brothers Holdings,					
Sr. Notes		8.86	6/15/10	1,115,000 b,c	1,134,513
					11,679,863
Health Care--6.1%					
Angiotech Pharmaceuticals,					
Sr. Sub. Notes		7.75	4/1/14	325,000 a	284,375
Coventry Health Care,					
Sr. Notes		8.13	2/15/12	505,000	526,462
DaVita,					
Gtd. Notes		7.25	3/15/15	1,720,000 b	1,763,000
Fresenius Finance,					
Gtd. Notes	EUR	5.00	1/31/13	195,000 a,d	262,643
HCA,					
Sr. Unscd. Notes		6.95	5/1/12	1,735,000	1,648,250
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	1,835,000 b	1,917,575
HCA,					
Scd. Notes		9.13	11/15/14	420,000 a	449,925
HCA,					
Scd. Notes		9.25	11/15/16	1,725,000 a	1,852,219
Psychiatric Solutions,					
Gtd. Notes		7.75	7/15/15	800,000	802,000
Tenet Healthcare,					
Sr. Notes		9.88	7/1/14	7,346,000	7,511,285
Triad Hospitals,					

Sr. Sub. Notes	7.00	11/15/13	2,918,000 b	2,950,828
				19,968,562

Lodging & Entertainment--12.7%

AMC Entertainment,				
Sr. Sub. Notes	9.88	2/1/12	750,000 b	791,250
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	3,915,000 b,e	3,381,581
Cinemark USA,				
Sr. Sub. Notes	9.00	2/1/13	90,000	95,850
Gaylord Entertainment,				
Gtd. Notes	6.75	11/15/14	775,000	773,062
Gaylord Entertainment,				
Sr. Notes	8.00	11/15/13	200,000	208,500
Isle of Capri Casinos,				
Gtd. Notes	9.00	3/15/12	1,878,000 b	1,971,900
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	970,000	970,000
Mandalay Resort Group,				
Sr. Notes	6.50	7/31/09	1,825,000 b	1,854,656
Mandalay Resort Group,				
Sr. Sub. Notes	9.38	2/15/10	2,000,000 b	2,150,000
Marquee Holdings,				
Sr. Discount Notes	12.00	8/15/14	820,000 e	691,875
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	2,858,000 b	3,072,350
Mohegan Tribal Gaming Authority,				
Sr. Notes	6.13	2/15/13	2,225,000 b	2,219,437
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	6.38	7/15/09	1,800,000 b	1,809,000
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	7.13	8/15/14	1,220,000	1,242,875
Park Place Entertainment,				
Sr. Sub. Notes	7.88	3/15/10	1,140,000 b	1,194,150
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	540,000	531,900
Pokagon Gaming Authority,				
Sr. Notes	10.38	6/15/14	3,495,000 a,b	3,844,500
Resorts International Hotel &				
Casino, Gtd. Notes	11.50	3/15/09	470,000 b	487,037
Royal Caribbean Cruises,				
Sr. Notes	8.75	2/2/11	1,575,000 b	1,729,273
Scientific Games,				
Gtd. Notes	6.25	12/15/12	2,375,000 b	2,333,438
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	875,000	894,687
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	2,100,000 b	2,110,500
Wheeling Island Gaming,				
Gtd. Notes	10.13	12/15/09	1,000,000 b	1,023,750
Wimar OpCo,				
Sr. Sub. Notes	9.63	12/15/14	5,200,000 a	5,174,000
Wynn Las Vegas/Capital,				
First Mortgage Notes	6.63	12/1/14	1,331,000 b	1,329,336
				41,884,907

Machinery--3.3%

Case New Holland,				
Gtd. Notes	9.25	8/1/11	3,270,000 b	3,478,463
Columbus McKinnon,				

Sr. Sub. Notes	8.88	11/1/13	615,000	651,900
Douglas Dynamics,				
Gtd. Notes	7.75	1/15/12	3,500,000 a,b	3,307,500
Terex,				
Gtd. Notes	7.38	1/15/14	3,415,000 b	3,483,300
				10,921,163
Manufacturing--1.5%				
Bombardier,				
Notes	6.30	5/1/14	1,275,000 a,b	1,204,875
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	1,370,000 b	1,171,350
Polypore International,				
Sr. Discount Notes	10.50	10/1/12	2,003,000 e	1,602,400
RBS Global/Rexnord,				
Sr. Sub. Notes	11.75	8/1/16	1,050,000 a,b	1,102,500
				5,081,125
Media--7.3%				
Adelphia Communications,				
Sr. Notes, Ser. B	7.75	1/15/09	1,550,000 f	1,429,875
CBD Media/Finance,				
Gtd. Notes	8.63	6/1/11	200,000	206,000
CCO Holdings/Capital,				
Sr. Notes	8.75	11/15/13	2,466,000 b	2,573,888
CSC Holdings,				
Sr. Notes	6.75	4/15/12	2,855,000 a,b,c	2,797,900
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	1,150,000 b	1,197,438
CVC,				
Sr. Notes, Ser. B	9.87	4/1/09	850,000 c	901,000
Dex Media East/Finance,				
Gtd. Notes	9.88	11/15/09	178,000	186,900
Dex Media East/Finance,				
Gtd. Notes	12.13	11/15/12	2,060,000 b	2,273,725
Dex Media West/Finance,				
Sr. Sub. Notes, Ser. B	9.88	8/15/13	4,165,000	4,560,675
DirecTV Holdings/Financing,				
Sr. Notes	8.38	3/15/13	750,000	783,750
Entercom Radio/Capital,				
Gtd. Notes	7.63	3/1/14	425,000	427,125
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	1,268,000	1,412,235
LBI Media,				
Sr. Discount Notes	11.00	10/15/13	1,392,000 b,e	1,205,820
Lodgenet Entertainment,				
Sr. Sub. Debs.	9.50	6/15/13	419,000 b	453,567
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	2,245,000 b,e	2,023,306
Pegasus Communications,				
Sr. Notes, Ser. B	12.50	8/1/07	1,576,054 b,f	143,815
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	1,555,000 b	1,613,312
				24,190,331
Oil & Gas--11.7%				
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	95,000 b	101,953
ANR Pipeline,				
Debs.	7.38	2/15/24	50,000 b	56,303
ANR Pipeline,				

Notes	8.88	3/15/10	2,230,000 b	2,350,621
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	600,000	635,250
Colorado Interstate Gas,				
Sr. Notes	5.95	3/15/15	460,000	456,165
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	3,370,000 b	3,555,350
El Paso,				
Sr. Notes	7.63	9/1/08	3,893,000 b	4,029,255
El Paso,				
Sr. Notes	7.75	6/15/10	3,942,000 b	4,188,375
El Paso Production Holding,				
Gtd. Notes	7.75	6/1/13	2,321,000 b	2,439,951
Hanover Compressor,				
Gtd. Notes	8.63	12/15/10	921,000 b	967,050
Hanover Compressor,				
Sr. Notes	9.00	6/1/14	1,263,000 b	1,370,355
Hanover Equipment Trust,				
Scd. Notes, Ser. B	8.75	9/1/11	1,452,000 b	1,520,970
McMoRan Exploration,				
Sr. Notes	5.25	10/6/11	891,000 a	970,076
Northwest Pipeline,				
Gtd. Notes	8.13	3/1/10	2,200,000 b	2,301,750
Pogo Producing,				
Sr. Sub. Notes	6.63	3/15/15	1,875,000 b	1,795,313
Southern Natural Gas,				
Unsub. Notes	8.88	3/15/10	1,795,000 b	1,892,092
Whiting Petroleum,				
Sr. Sub. Notes	7.25	5/1/13	2,225,000 b	2,241,688
Williams Cos.,				
Notes	7.13	9/1/11	1,925,000 b	2,011,625
Williams Cos.,				
Notes	7.37	10/1/10	3,000,000 a,b,c	3,075,000
Williams Cos.,				
Sr. Notes	7.63	7/15/19	500,000	537,500
Williams Cos.,				
Notes	7.88	9/1/21	1,900,000 b	2,047,250
				38,543,892
Packaging & Containers--8.5%				
Ball,				
Gtd. Notes	6.88	12/15/12	2,250,000 b	2,306,250
Berry Plastics Holding,				
Scd. Notes	8.88	9/15/14	710,000 a	724,200
Berry Plastics Holding,				
Scd. Notes	9.24	9/15/14	275,000 a,c	279,813
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	7,225,000 b	7,477,875
Crown Americas/Capital,				
Sr. Notes	7.75	11/15/15	4,125,000 b	4,300,313
Norampac,				
Sr. Notes	6.75	6/1/13	1,500,000	1,466,250
Owens Brockway Glass Container,				
Gtd. Notes	6.75	12/1/14	445,000	433,875
Owens Brockway Glass Container,				
Gtd. Notes	7.75	5/15/11	900,000 b	929,250
Owens Brockway Glass Container,				
Gtd. Notes	8.25	5/15/13	450,000 b	467,437
Owens Brockway Glass Container,				

Scd. Notes		8.75	11/15/12	133,000		141,645
Owens Brockway Glass Container,						
Gtd. Notes		8.88	2/15/09	879,000	b	903,172
Owens-Illinois,						
Debs.		7.50	5/15/10	1,400,000		1,412,250
Owens-Illinois,						
Debs.		7.80	5/15/18	1,815,000	b	1,817,269
Plastipak Holdings,						
Sr. Notes		8.50	12/15/15	2,400,000	a,b	2,508,000
Solo Cup,						
Sr. Sub. Notes		8.50	2/15/14	800,000	b	696,000
Stone Container,						
Sr. Notes		9.75	2/1/11	2,170,000	b	2,248,662
						28,112,261
Paper & Forest Products--3.7%						
Appleton Papers,						
Sr. Sub. Notes, Ser. B		9.75	6/15/14	2,709,000	b	2,803,815
Buckeye Technologies,						
Sr. Notes		8.50	10/1/13	1,150,000	b	1,219,000
Buckeye Technologies,						
Sr. Sub. Notes		9.25	9/15/08	651,000	b	654,255
Georgia-Pacific,						
Gtd. Notes		7.00	1/15/15	4,705,000	a	4,716,763
Georgia-Pacific,						
Sr. Notes		8.00	1/15/24	805,000		821,100
Temple-Inland,						
Bonds		6.63	1/15/18	1,975,000	b	2,051,991
						12,266,924
Property & Casualty Insurance--1.1%						
Allmerica Financial,						
Debs.		7.63	10/15/25	3,300,000	b	**3,553,031**
Real Estate Investment Trusts--1.3%						
B.F. Saul REIT,						
Scd. Notes		7.50	3/1/14	2,210,000	b	2,256,963
Host Marriott,						
Sr. Notes, Ser. M		7.00	8/15/12	2,150,000	b	2,193,000
						4,449,963
Retail--1.4%						
Amerigas Partners,						
Sr. Unscd. Notes		7.25	5/20/15	1,100,000	b	1,119,250
Central European Distribution,						
Scd. Bonds	EUR	8.00	7/25/12	650,000	a,d	928,504
Neiman-Marcus Group						
Gtd. Notes		9.00	10/15/15	525,000		575,531
Rite Aid,						
Scd. Notes		8.13	5/1/10	1,035,000	b	1,062,169
VICORP Restaurants,						
Sr. Notes		10.50	4/15/11	966,000	b	932,190
						4,617,644
State/Government General Obligations--2.0%						
Erie Tobacco Asset						
Securitization/NY, Tobacco						
Settlement Asset-Backed Bonds		6.00	6/1/28	750,000		754,868
Michigan Tobacco Settlement						
Finance Authority, Tobacco						
Settlement Asset-Backed Bonds		7.31	6/1/34	2,375,000	b	2,468,646
Tobacco Settlement Authority of						
Iowa, Tobacco Settlement						

Asset-Backed Bonds		6.50	6/1/23	3,485,000 b	3,454,959
					6,678,473
Structured Index--2.4%					
Dow Jones CDX,					
Pass Thru Ctfs., Ser. 4-T1		8.25	6/29/10	7,493,760 a,b,g	**7,793,510**
Technology--2.8%					
Fisher Scientific International,					
Sr. Sub. Notes		6.13	7/1/15	1,350,000 b	1,336,801
Freescale Semiconductor,					
Sr. Notes		8.88	12/15/14	3,780,000 a,b	3,784,725
Freescale Semiconductor,					
Sr. Sub. Notes		10.13	12/15/16	1,080,000 a,b	1,086,750
NXP/Funding,					
Scd. Bonds		7.88	10/15/14	425,000 a	441,469
NXP/Funding,					
Scd. Notes		8.12	10/15/13	465,000 a,c	474,300
Sensata Technologies,					
Sr. Sub. Notes	EUR	9.25	5/1/16	1,450,000 a,c,d	1,930,162
Sungard Data Systems,					
Gtd. Notes		9.97	8/15/13	300,000 c	313,125
					9,367,332
Telecommunications--12.2%					
American Tower,					
Sr. Notes		7.13	10/15/12	1,329,000 b	1,372,192
American Towers,					
Gtd. Notes		7.25	12/1/11	1,100,000 b	1,144,000
Intelsat Bermuda,					
Sr. Notes		11.25	6/15/16	2,705,000 a	2,982,263
Intelsat Bermuda,					
Sr. Notes		11.35	6/15/13	2,000,000 a,c	2,110,000
Intelsat Subsidiary Holding,					
Sr. Notes		8.25	1/15/13	1,370,000 c	1,397,400
Intelsat Subsidiary Holding,					
Gtd. Notes		10.48	1/15/12	1,250,000 c	1,267,188
Level 3 Financing,					
Sr. Notes		9.25	11/1/14	3,050,000 a	3,126,250
Nordic Telephone Holdings,					
Sr. Notes	EUR	8.25	5/1/16	1,450,000 a,d	2,114,329
Nortel Networks,					
Gtd. Notes		10.75	7/15/16	350,000 a	384,563
PanAmSat,					
Gtd. Notes		9.00	6/15/16	360,000 a	382,950
Pegasus Satellite Communications,					
Sr. Notes		12.38	8/1/08	368,306 f	33,608
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	500,000 c	510,625
Qwest,					
Sr. Notes		7.88	9/1/11	200,000	214,000
Qwest,					
Sr. Notes		8.61	6/15/13	2,650,000 b,c	2,881,875
Rogers Wireless,					
Scd. Notes		7.25	12/15/12	2,000,000 b	2,130,000
Rogers Wireless,					
Scd. Notes		9.63	5/1/11	1,136,000 b	1,295,040
Rogers Wireless,					
Debs.		9.75	6/1/16	1,750,000 b	2,205,000
Rural Cellular,					
Sr. Notes		9.88	2/1/10	610,000	651,937

UbiquiTel Operating,				
Gtd. Notes	9.88	3/1/11	1,330,000 b	1,443,050
US Unwired,				
Gtd. Notes, Ser. B	10.00	6/15/12	2,172,000 b	2,400,060
Wind Acquisition Finance,				
Gtd. Bonds	10.75	12/1/15	575,000 a	656,937
Windstream,				
Sr. Notes	8.13	8/1/13	6,720,000 a	7,308,000
Windstream,				
Sr. Notes	8.63	8/1/16	2,175,000 a,b	2,392,500
				40,403,767
Textiles & Apparel--2.5%				
Hanesbrands,				
Sr. Notes	8.74	12/15/14	975,000 a,c	996,937
Invista,				
Notes	9.25	5/1/12	4,405,000 a,b	4,746,388
Levi Strauss & Co.,				
Sr. Notes	12.25	12/15/12	2,166,000 b	2,420,505
				8,163,830
Transportation--1.7%				
CHC Helicopter,				
Sr. Sub. Notes	7.38	5/1/14	1,476,000 b	1,429,875
Greenbrier Cos.,				
Gtd. Notes	8.38	5/15/15	1,375,000 b	1,405,938
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	1,745,000 b,c	1,788,625
Kansas City Southern of Mexico,				
Sr. Notes	7.63	12/1/13	1,100,000 a	1,102,750
				5,727,188
Total Bonds and Notes				
(cost $457,474,928)				**464,218,838**

Preferred Stocks--2.5%	Shares	Value ($)
Banks--1.4%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	92,250	**4,589,438**
Media--1.1%		
ION Media Networks,		
Cum. $1,425	4	30,821
ION Media Networks,		
Conv. $975	310 a	1,364,902
Spanish Broadcasting System,		
Ser. B, Cum. $107.51	2,125	2,343,044
		3,738,767
Total Preferred Stocks		
(cost $9,917,974)		**8,328,205**

Common Stocks--.6%		
Building & Construction--.5%		
Owens Corning	39,957 b,h	**1,194,714**
Chemicals--.0%		
Huntsman	8,533 h	**161,871**
Oil & Gas--.2%		
Williams Cos.	30,528	**797,391**
Total Common Stocks		
(cost $2,075,496)		**2,153,976**
Total Investments (cost $469,468,398)	**143.8%**	**474,701,019**

Liabilities, Less Cash and Receivables	**(43.8%)**	**(144,695,327)**
Net Assets	**100.0%**	**330,005,692**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
    be resold in transactions exempt from registration, normally to qualified institutional buyers. At December
    31, 2006, these securities amounted to $116,097,022 or 35.2% of net assets.

b   Collateral for Revolving Credit and Security Agreement.

c   Variable rate security--interest rate subject to periodic change.

d   Principal amount stated in U.S. Dollars unless otherwise noted. EUR--Euro

e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f   Non-income producing--security in default.

g   Security linked to a portfolio of debt securities.

h   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.